Term sheet No. 504J

To prospectus dated October 10, 2006,

prospectus supplement dated November 13, 2006,

underlying supplement 17 dated August 11, 2008: and

product supplement J dated June 27, 2008 and

Registration Statement No. 333-137902 Dated September 12, 2008; Rule 433

Deutsche Bank AG, London Branch

$

Capped Buffered Underlying Securities (BUyS) Linked to the Russell 2000® Index due March 30*, 2010

General

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Capped Buffered Underlying Securities (BUyS) Linked to the Russell 2000® Index due March 30*, 2010 (the “securities“ or “BUyS“) are designed for investors who seek an enhanced return of 2 times the appreciation, if any, of the Russell 2000® Index (the “Index“) at maturity, up to an Index Return Cap (as defined below) of between 11% and 13% (to be determined on the Trade Date). Investors should be willing to forgo coupon and dividend payments during the term of the securities and to lose up to 90% of their initial investment if the Index declines, subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due on or about March 30*, 2010.
•	Denominations of $1,000 and minimum initial investments of $1,000.
•	The securities are expected to price on or about September 25*, 2008 and are expected to settle three business days later on or about September 30*, 2008 (the “Settlement Date“).

Key Terms

Issuer:	Deutsche Bank AG, London Branch.

Rating:

Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of AA- to notes, such as the securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.†

Index:	The Russell 2000® Index

Issue Price:	100% of the face amount.

Payment at Maturity:

•     If the Final Level is greater than or equal to the Initial Level, you will receive a cash payment per $1,000 face amount of BUyS that provides you with a return on your investment equal to the Index Return, which is subject to an Index Return Cap of between 11% and 13% (to be determined on the Trade Date), multiplied by the Participation Rate. Accordingly, if the Index Return is positive and subject to the Maximum Return, your payment at maturity per $1,000 face amount of BUyS will be calculated as follows:

$1,000 + ($1,000 x Index Return x Participation Rate)

•     If the Final Level declines from the Initial Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount of BUyS.

•     If the Final Level declines from the Initial Level, and such decline is greater than the Buffer Level, you will lose 1.00% of the face amount of your securities for every 1.00% that the Index declines beyond the Buffer Level. Accordingly, in this case, if the Index Return is less than -10.00%, your payment at maturity per $1,000 face amount of BUyS will be calculated as follows:

$1,000 + [$1,000 × (Index Return + Buffer Level)]

If the Final Level declines from the Initial Level by more than the Buffer Level of 10.00%, you could lose up to $900 per $1,000 face amount of BUyS.

Buffer Level:	10%

Participation Rate:	200%

Index Return Cap:	11% to 13% (to be determined on the Trade Date)

Maximum Return:	22% to 26% of the face amount (to be determined on the Trade Date)

Index Return:	Subject to the Index Return Cap, the Index Return will be calculated as follows:

Final Level – Initial Level

Initial Level

Initial Level:	The Index closing level on the Trade Date.

Final Level:	The Index closing level on the Final Valuation Date.

Trade Date:	September 25*, 2008

Final Valuation Date:

March 25*, 2010, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Maturity Date:

March 30*, 2010, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

CUSIP:	2515A0 SN 4

ISIN:	US2515A0SN45

* Expected.

In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.

†

A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page 6 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-4 this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$	$	$
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this term sheet.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement J dated June 27, 2008 and underlying supplement No. 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement J dated June 27, 2008

http://www.sec.gov/Archives/edgar/data/1159508/000119312508142391/d424b21.pdf

•	Underlying supplement 17 dated August 11, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us“ or “our“ refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $1,000 security face amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and assumes a Participation Rate of 200.00%, a Buffer Level of 10.00%, an Index Return Cap of 12%, a Maximum Return of 24% of the face amount and an Initial Level of 720 (the actual Index Return Cap, Maximum Return and Initial Level will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Level	Percentage Change in Index Level (%)	Index Return (%)	Payment at Maturity ($)	Return on Security (%)
1,440.00	100.00%	12.00%	1,240.00	24.00%
1,260.00	75.00%	12.00%	1,240.00	24.00%
1,080.00	50.00%	12.00%	1,240.00	24.00%
900.00	25.00%	12.00%	1,240.00	24.00%
828.00	15.00%	12.00%	1,240.00	24.00%
806.40	12.00%	12.00%	1,240.00	24.00%
792.00	10.00%	10.00%	1,200.00	20.00%
777.60	8.00%	8.00%	1,160.00	16.00%
734.40	2.00%	2.00%	1,040.00	4.00%
727.20	1.00%	1.00%	1,020.00	2.00%
720.00	0.00%	0.00%	1,000.00	0.00%
712.80	-1.00%	-1.00%	1,000.00	0.00%
705.60	-2.00%	-2.00%	1,000.00	0.00%
648.00	-10.00%	-10.00%	1,000.00	0.00%
612.00	-15.00%	-15.00%	950.00	-5.00%
576.00	-20.00%	-20.00%	900.00	-10.00%
540.00	-25.00%	-25.00%	850.00	-15.00%
360.00	-50.00%	-50.00%	600.00	-40.00%
180.00	-75.00%	-75.00%	350.00	-65.00%
0.00	-100.00%	-100.00%	100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The Index increases from the Initial Level of 720 to the Final Level of 734.40. Because the Index Return of 2% is less than the Index Return Cap of 12%, the investor receives a payment at maturity of $1,040 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount =

$1,000 + ($1,000 x 2% x 200%) = $1,040

Example 2: The level of the Index increases from the Initial Level of 720 to a Final Level of 828. Because the Index percentage change of 15% is greater than the Index Return Cap of 12%, the investor receives a payment at maturity of $1,240 per $1,000 security face amount, the maximum payment on the securities, reflecting the Maximum Return on the securities.

Example 3: The Index declines from the Initial Level of 720 to the Final Level of 648. Because the decline in the Index from the Initial Level of 720 to the Final Level of 648 does not exceed the Buffer Level of 10%, the investor receives a payment at maturity of $1,000 per $1,000 security face amount.

Payment at maturity per $1,000 security face amount = $1,000

Example 4: The Index declines from the Initial Level of 720 to the Final Level of 576. Because the decline in the Index from the Initial Level of 720 to the Final Level of 576 exceeds the Buffer Level of 10%, the investor will receive a payment at maturity of $900 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount =

$1,000 + [$1,000 x (-20.00% + 10.00%)] = $900

Example 5: The Index declines from the Initial Level of 720 to the Final Level of 0. Because the decline in the Index from the Initial Level of 720 to the Final Level of 0 exceeds the Buffer Level of 10%, the investor will receive a payment at maturity of $100 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount =

$1,000 + [$1,000 x (-100.00% + 10.00%)] = $100

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL – The securities provide the opportunity to access capped equity returns by multiplying a positive Index Return, which is subject to an Index Return Cap of between 11% and 13% (to be determined on the Trade Date), by a Participation Rate of 200%, or a maximum payment of between $1,220 and $1,260 (to be determined on the Trade Date) for each $1,000 face amount of BUyS. Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the face amount of your securities is protected against a decline in the Final Level, as compared to the Initial Level, of up to 10%. If such decline is more than the Buffer Level of 10%, for every 1% decline beyond 10%, you will lose an amount equal to 1% of the face amount of your securities. For example, an Index Return of -30% will result in a 20% loss of your initial investment.

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RETURN LINKED TO THE PERFORMANCE OF THE RUSSELL 2000® INDEX – The return on the securities is linked to the Russell 2000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The Russell Indices – Russell 2000® Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

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CERTAIN TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your securities, other than pursuant to a sale or exchange, and your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than one year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this term sheet and the accompanying product supplement.

On December 7, 2007, the Department of the Treasury (“Treasury”) and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or in any of the component stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS – The securities do not guarantee any return of your initial investment in excess of $100 per

$1,000 security face amount, subject to the credit of the Issuer. The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Final Level, as compared to the Initial Level, beyond the 10% Buffer Level. Accordingly, you could lose up to $900 for each $1,000 security face amount that you invest.

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THE RETURN ON YOUR SECURITIES IS LIMITED BY THE INDEX RETURN CAP – As a holder of the securities, you will not benefit from any appreciation of the Index beyond the Index Return Cap of between 11% and 13% (to be determined on the Trade Date). Therefore, a Maximum Return of between 22% and 26% (to be determined on the Trade Date) applies to the securities. Consequently, if the Index Return exceeds the Index Return Cap, your payment at maturity will be limited to a maximum payment of between $1,220 and $1,260 (to be determined on the Trade Date) for each $1,000 face amount of BUyS you hold, regardless of the appreciation of the Index, which may be significant.

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THE SECURITIES HAVE CERTAIN BUILT-IN COSTS – While the payment at maturity described in this term sheet is based on the full face amount of your securities, the original issue price of the securities includes the agents’ commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

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LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the securities;

•	the market price and dividend rate on the component stocks underlying the Index;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under “Certain Tax Consequences,” on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from January 1, 1998 through September 10, 2008. The Index closing level on September 10, 2008 was 717.16. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. The agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount, and Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the settlement date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.